Actuate Therapeutics, Inc.
1751 River Run, Suite 400

Fort Worth, TX 76107

September 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-289988

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 2, 2025, in which we requested the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for September 4, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, requested by telephone that such Registration Statement be declared effective at some other time, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”). We are no longer requesting that such Registration Statement be declared effective at that date and time and we hereby formally withdraw our request for acceleration of the effective date for September 4, 2025 at 4:00 p.m. Eastern Time.

Further, by this letter, pursuant to Rule 461 under the Act, Actuate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated to September 8, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If you have any questions regarding this request, please contact Janet Spreen of Baker & Hostetler LLP, counsel to the Company, at (216) 861-7564. We also request that we be notified of such effectiveness by a telephone call to Ms. Spreen and that such effectiveness also be confirmed in writing.

Very truly yours,

Actuate Therapeutics, Inc.

By: /s/ Daniel M. Schmitt

       Daniel M. Schmitt

       President and Chief Executive Officer